Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOCARDIA, INC.

BioCardia, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1.           The name of the Corporation is BioCardia, Inc. The Corporation was originally incorporated under the name “NAM Corporation” and the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 12, 1994.

2.           The Corporation’s Amended and Restated Certificate of Incorporation is hereby amended as follows:

a.	Article IV, Section 4.1 of the Corporation’s Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Authorized Capital Stock. Effective upon the filing of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation amending this paragraph (the “Effective Time”), each two (2) to twenty (20) shares of Common Stock shall automatically be exchanged and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, in each case without any further action by the Corporation or any holder thereof, the exact ratio within the two to twenty range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”) shall, until surrendered to the Corporation in exchange for a certificate representing such new number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above and subject to prior combinations of Common Stock by the Corporation. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 75,000,000 shares, consisting of 50,000,000 shares of Common Stock, having par value of $0.001 (the “Common Stock”), and 25,000,000 shares of Preferred Stock, having a par value of $0.001 (the “Preferred Stock”).”

3.           On May 20, 2024, the Board of Directors of the Corporation determined that each fifteen (15) shares of the Corporation’s Common Stock issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock. The Corporation publicly announced this ratio on May 21, 2024.

4.           This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

5.           This Certificate of Amendment shall become effective on May 30, 2024 at 12:01 a.m. Eastern Time.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment is duly executed by the undersigned officer of the Corporation on May 29, 2024.

By: /s/ Peter Altman
Name: Peter Altman
Title: President and Chief Executive Officer